UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2020
Commission File Number 001-14370
COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)
BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)
CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces
First Quarter 2020 Results

Lima, Peru, May 18, 2020 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the first quarter 2020. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

First Quarter 2020 Highlights:
●
1Q20 results were adversely impacted by the State of Emergency and related mandated lockdown instituted by the Peruvian Government in order to contain the spread of the Coronavirus (COVID-19) Due to the outbreak of COVID-19 in Peru and the related restrictions imposed, Buenaventura was unable to produce for 17% of the first quarter 2020 (please refer to page 2 for related details).

●	1Q20 EBITDA from direct operations was negative US$ 6.8 million, compared to US$ 28.4 million reported in 1Q19.
●	1Q20 Adjusted EBITDA including associated companies reached US$ 30.6 million, compared to US$ 167.6 million in 1Q19.
●	1Q20 capital expenditures were US$ 10.0 million, compared to US$ 8.5 million for the same period in 2019.
●	1Q20 net loss was US$ 75.0 million, compared to a net income of US$ 27.3 million for the same period in 2019. The loss in 1Q20 considers COVID-19 related provisions of US$10.7 million.
●
The Company´s De-Bottlenecking Program continued progressing during the 1Q20. During 2020, the program focus is on the Company’s Tambomayo, Uchucchacua and El Brocal mines (please refer to page 7 for related details).

●
Buenaventura’s 1Q20 cash position reached US$ 222 million; a sequential increase compared to its 4Q19 cash position of US$ 210 million despite Buenaventura’s inability to produce during the last weeks of March due to the government-mandated lockdown.

●
On April 3, 2020, the Company announced the successful refinancing of its US$ 275 million syndicated loan facility. Maturity for the new loan facility has been set for a new five-year term loan with a 30-month grace period, with semi-annual installments starting in October 2022.

●	An updated guidance will be reported once we achieve full capacity of production in all of our operations. The updated guidance is expected to be reported by the end of June.

Fniancial Highlights (in millions of US$, except EPS figures):

	1Q20	1Q19	Var
Total Revenues	114.5	186.1	-38%
Operating Profit	-59.7	-27.0	-121%
EBITDA Direct Operations	-6.8	28.4	N.A.
Adjusted EBITDA (Inc Associates)	30.6	167.6	-82%
Net Income	-75.0	27.3	N.A.
EPS*	-0.30	0.11	N.A.

(*) As of March 31, 2020 Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 2 of 25

COVID - 19

The quarantine period in Peru was implemented starting on March 16, 2020 for an initial 15-day period, which was subsequently extended several times. As of the date of this report, Peru’s government mandated quarantine is expected to end on May 24, 2020.

During the quarantine period, production at Buenaventura’s direct operations has remained on care and maintenance, however, Buenaventura continued to process ore on leach pads at its Coimolache and La Zanja mines. All mining activities were limited to those critical activities which ensured the functionality of mine pumping systems, water treatment plants, energy supply, electric substations, health services as well as to ensure essential plant maintenance, managerial oversight, security and safety conditions, including backfill and general support, among others.

In April 2020, Buenaventura concluded the refinancing of its syndicated loan. The maturity for the new loan facility has been set for a new five-year term loan with a 30-month grace period, with semiannual installments starting in October 2022. The rate has been reduced to Libor (3m) + 190 bps from Libor (3m) + 215 bps.

The Company has a strong cash position of US$ 222 million as of March 2020 with monthly care and maintenance fixed costs between approximately US$ 12 – 14 million. Buenaventura continues monitoring its current sustaining and growth CAPEX, G&A, as well as dividend payments to shareholders with a focus on preserving liquidity.

The Peruvian Government, through a supreme decree, has authorized mining operators to gradually restart key activities, permitting mining companies in Peru to resume operations on May 11, 2020 that were scaled back sharply during the nationwide lockdown.

During this initial trial, companies are obligated to implement strict health and safety protocols approved by the Peruvian Mining Ministry to prevent the spread of infections. Health authorities will also conduct regular inspections in plants and mine sites to monitor compliance.

In order to comply with these new regulations, Buenaventura has elected to restart operations through a two-phased approach, prioritizing those mines with the most significant production. It is important to note that Buenaventura has already presented the required documentation to restart operations at all of its assets. We have already got all the permits to restart operations from the MINEM.

Buenaventura’s two-phased plan:

Phase 1 (initiated on May 16, 2020)
•	Tambomayo
•	Uchucchacua
•	El Brocal (Tajo Norte and Marcapunta)
•	Coimolache

Phase 2 (will begin on June 16, 2020)
•	Orcopampa
•	Julcani
•	La Zanja

Buenaventura made the decision on March 30, 2020 to suspend guidance for full year 2020. As of today, it is not possible to accurately quantify the full impact of Covid-19 on operations and future performance, making it difficult to estimate results for the full year. However, the Company continues to enhance its current mining plans in order to focus on high-grade areas while maintaining a focus on exploration and cost reduction efforts.

The Company will therefore report updated guidance once all operations have achieved full capacity and with more clarity related to full year 2020 results. As has been illustrated in the two-phased plan described above, Buenaventura expects to achieve full capacity by the end of June.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 3 of 25

Operating Revenues

1Q20 net sales were US$ 108.8 million, compared to US$ 180.6 million reported in 1Q19. This was primarily due to a 43% year on year decrease in volumes sold of gold, a 20% year on year decrease in volumes sold of lead and a 14% year on year decrease in volumes sold of silver.

Royalty income increased 5% in the 1Q20 to US$ 5.7 million, from US$ 5.5 million in 1Q19. This was due to a 10% increase in revenues at Yanacocha.

Operating Highlights	1Q20	1Q19	Var %
Net Sales (in millions of US$)	108.8	180.6	-40%
Average Realized Gold Price (US$/oz) (1) (2)	1,692	1,301	30%
Average Realized Gold Price (US$/oz) Inc. Affiliates (2)(3)	1,613	1,305	24%
Average Realized Silver Price (US$/oz) (1) (2)	17.16	15.45	11%
Average Realized Lead Price (US$/MT) (1) (2)	1,653	2,055	-20%
Average Realized Zinc Price (US$/MT) (1) (2)	1,824	2,813	-35%
Average Realized Copper Price (US$/MT) (1) (2)	5,536	6,122	-10%

Volume Sold	1Q20	1Q19	Var %
Consolidated Gold Oz (1)	20,236	35,587	-43%
Gold Oz Inc. Associated Companies (3)	81,526	106,246	-23%
Consolidated Silver Oz (1)	3,009,626	3,501,679	-14%
Consolidated Lead MT (1)	7,495	9,378	-20%
Consolidated Zinc MT (1)	15,304	14,768	4%
Consolidated Copper MT (1)	8,465	8,317	2%

(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price takes into account the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 4 of 25

Production and Operating Costs

Buenaventura’s 1Q20 equity gold production was 89,152 ounces, compared to 112,912 reported in 1Q19, primarily due a 21% YoY decrease in production related to an anticipated 76% YoY decrease in production at La Zanja, a 39% percent decrease at Tambomayo and a 16% decrease in Yanacocha.

Silver equity production decreased by 5% year on year, primarily due to a 25% decrease in production at the Tambomayo mine. Lead equity production decreased by 15% year on year, primarily due to a 23% production decrease in Uchucchacua.

Equity Production	1Q20	1Q19	Var %
Gold Oz Direct Operations(1)	26,967	39,337	-31%
Gold Oz including Associated(2) Companies	89,152	112,912	-21%
Silver Oz Direct Operations(1)	3,319,008	3,669,243	-10%
Silver Oz including Associated Companies	3,814,055	3,994,851	-5%
Lead MT	6,970	8,236	-15%
Zinc MT	12,877	12,840	0%
Copper MT Direct Operations(1)	5,645	5,484	3%
Copper MT including Associated Companies(3)	23,699	28,674	-17%

Consolidated Production	1Q20	1Q19	Var %
Gold Oz(4)	30,078	47,046	-36%
Silver Oz(4)	3,586,838	3,987,154	-10%
Lead MT(4)	9,076	10,176	-11%
Zinc MT(4)	18,685	16,877	11%
Copper MT(4)	9,163	8,900	3%

(1) Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 61.43% of El Brocal.
(2) Based on 100% of Buenaventura´s operating units, 53.06% of La Zanja, 61.43% of el Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.
(3) Based on 100% of Buenaventura´s operating units, 61.43% of el Brocal and 19.58% of Cerro Verde.
(4) Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 5 of 25

Tambomayo (100% owned by Buenaventura)

Production
		1Q20	1Q19	Var %
Gold	Oz	14,549	24,034	-39%
Silver	Oz	385,532	515,242	-25%

Cost Applicable to Sales
		1Q20	1Q19	Var %
Gold	US$/Oz	1,725	710	143%

1Q20 year on year gold production at Tambomayo decreased 39% mainly due to a reduction in ore treated and lower ore grades. Cost Applicable to Sales (CAS) increased to 1,725 US$/Oz in 1Q20, compared to 710 US$/Oz in 1Q19, primarily due to decreased volume sold.

Tambomayo ended March 2020 with more inventory than usual (5k Au ounces of gold and 2.6k MT of Pb/Au concentrate, resulting in a total of approximately 10.0k Au ounces.

Orcopampa (100% owned by Buenaventura)

Production
		1Q20	1Q19	Var %
Gold	Oz	8,160	5,949	37%
Silver	Oz	2,805	3,188	-12%

Cost Applicable to Sales
		1Q20	1Q19	Var %
Gold	US$/Oz	1,148	2,468	-53%

The increase in 1Q20 gold production at Orcopampa was mainly due to a higher ore grade. Cost Applicable to Sales (CAS) decreased to 1,148 US$/Oz in 1Q20, compared to 2,468 US$/Oz in 1Q19, primarily due to a 104% year on year increase in volume sold.

Mineral at Orcopampa is treated during the last two weeks of the month, aligned with the mine’s working protocol. Therefore, no mineral was treated during the month of March.

La Zanja (53.06% owned by Buenaventura)

Production
		1Q20	1Q19	Var %
Gold	Oz	3,297	13,616	-76%
Silver	Oz	13,420	49,182	-73%

Cost Applicable to Sales
		1Q20	1Q19	Var %
Gold	US$/Oz	2,104	961	119%

1Q20 gold production decreased by 76% year on year, in line with the Company’s guidance released on January 23, 2020, which has since been suspended. 1Q20 Cost Applicable to Sales (CAS) was 2,104 US$/Oz; a 119% decrease compared to 961 US$/Oz in 1Q19, mainly due to lower volume sold (74%).

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 6 of 25

Coimolache (40.10% owned by Buenaventura)

Production
		1Q20	1Q19	Var %
Gold	Oz	22,493	26,273	-14%
Silver	Oz	188,965	76,360	147%

Cost Applicable to Sales
		1Q20	1Q19	Var %
Gold	US$/Oz	897	727	23%

1Q20 gold production at Coimolache decreased by 14% year on year, primarily due lower ore grades. 1Q20 Cost Applicable to Sales (CAS) was 897 US$/Oz; a 23% increase compared to 727 US$/Oz in 1Q19, mainly due to lower volume sold.

Uchucchacua (100% owned by Buenaventura)

Production
		1Q20	1Q19	Var %
Silver	Oz	1,956,463	1,996,439	-2%
Zinc	MT	2,360	3,904	-40%
Lead	MT	2,273	2,959	-23%

Cost Applicable to Sales
		1Q20	1Q19	Var %
Silver	US$/Oz	16.79	11.79	42%

1Q20 silver production at Uchucchacua reflected a marginal year on year decrease. Cost Applicable to Sales (CAS) in 1Q20 increased by 42% year on year, mainly due to lower by-product contribution and a 43% increase in commercial deductions.

Julcani (100% owned by Buenaventura)

Production
		1Q20	1Q19	Var %
Silver	Oz	550,552	658,715	-16%

Cost Applicable to Sales
		1Q20	1Q19	Var %
Silver	US$/Oz	15.89	14.05	13%

1Q20 silver production decreased 16% year on year, mainly due to a reduction in ore treated and lower ore grades. 1Q20 Cost Applicable to Sales (CAS) of 15.89 US$/Oz was 13% higher than 14.05 US$/Oz in 1Q19, again mainly due to reduced volume sold.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 7 of 25

El Brocal (61.43% owned by Buenaventura)

Production
		1Q20	1Q19	Var %
Copper	MT	9,122	8,856	3%
Zinc	MT	15,058	10,467	44%
Silver	Oz	678,067	764,388	-11%

Cost Applicable to Sales
		1Q20	1Q19	Var %
Zinc	US$/MT	1,838	2,208	-17%
Copper	US$/MT	5,193	5,890	-12%

Copper production in 1Q20 increased slightly compared with production reported in 1Q19. 1Q20 zinc production increased by 44% year on year, mainly due to higher ore grade.

As announced on the Company’s most recent operating results issued on April 28, 2020, March copper production reflected an increase as pillars with high content of copper were integrated to El Brocal´s mining plan. We expect to continue this increase once the production restart.

In 1Q20, Zinc Cost Applicable to Sales (CAS) decreased by 17% year on year, compared to 2,208 US$/MT in 1Q19, primarily due to more volume sold despite higher commercial deductions. Copper CAS in 1Q20 showed a decrease of 12% compared to 1Q19, mainly due to improved commercial terms.

De-Bottlenecking Program – 2020 Update

Buenaventura’s De-Bottlenecking Program showed strong progress during the quarter, generating additional EBITDA as follows:

Mine	#	Name	Stage	EBITDA 1Q20 Budgeted	EBITDA 1Q20 Actual
TAMBOMAYO	1	Mine Design Optimization	Increase of efficiency of the ratio of mining preparations per tone + Haulage Fleet reduction	$0.4M	$0.5M
TAMBOMAYO	2	Improvement of the Metallurgical Process	Change in the process: Cyanidation → Flotation to Flotation → Cyanidation of concentrate	$2.3M	$0.0M
TAMBOMAYO	3	Cost Optimization in Support Areas	Synergies between Orcopampa and Tambomayo	$0.1M	$0.9M
UCHUCCHACUA	1	Optimization of the ore transport system	Reduction of equipment and haulage distances	$0.5M	$1.3M
UCHUCCHACUA	2	Reduction in mining cost and preparations	Optimize preparations ratio	$0.0M	$0.0M
EL BROCAL	1	Pillars recovery with high Cu grade	Stope design optimization to reduce galleries per ton mined	$3.7M	$3.7M
EL BROCAL	2	Renegotiation of cost rates with contractors	Optimization of the use of the equipment fleet	$0.6M	$0.3M
EL BROCAL	3	Increase in production due to operational improvements	Second stage in the optimization of metallurgical processes: Availability and Performance	$0.0M	$0.0M
EL BROCAL	4	Cost Optimization in Support Areas	Headcount reduction and associated costs	$0.4M	$0.7M
TOTAL				**$7.3M**	**$7.4M**

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 8 of 25

General and Administrative Expenses

1Q20 General and Administrative expenses were US$ 18.1 million; a 7% decrease as compared to the US$ 19.4 million in 1Q19.

Exploration in Non-Operating Areas

1Q20 exploration costs in Non-Operating Areas were US$ 1.8 million compared with US$ 3.4 million in 1Q19. During the period, Buenaventura primarily focused exploration efforts on Emperatriz amounting to US$ 1.1 million.

Share in Associated Companies

During 1Q20, Buenaventura’s share in associated companies was negative US$ 22.1 million, compared to US$ 49.5 million reported in 1Q19, comprised of:

Share in the Result of Associates (in millions of US$)	1Q20	1Q19	Var
Cerro Verde	-11.9	39.2	N.A.
Yanacocha	-9.5	9.7	N.A.
Coimolache	-0.6	0.6	N.A.
Total	-22.1	49.5	N.A.

YANACOCHA

At Yanacocha, which is 43.65% owned by Buenaventura, 1Q20 gold production was 121,802 ounces; 53,167 ounces of which were attributable to Buenaventura. This represents a 16% decrease as compared to the 144,423 ounces produced in 1Q19; 63,041 ounces of which were attributable to Buenaventura.

In 1Q20, Yanacocha reported a net loss of US$ 21.8 million, compared to a net income of US$ 22.1 million reported in 1Q19, primarily due to a reduction in ore treated and lower ore grades.
CAS in 1Q20 was 1,097 US$/Oz; a 58% increase compared to 693 US$/Oz in 1Q19.

Capital expenditures at Yanacocha were US$ 18.7 million in 1Q20.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 9 of 25

The Yanacocha Sulfides project

•	Currently in Definitive Feasibility Stage
•	Study work and engineering continues to advance remotely
•	Decision to proceed expected in 2021.
•	The Environmental Impact Assessment study was approved in March 2019.

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 1Q20 copper production was 92,211 MT; 18,055 MT of which is attributable to Buenaventura, below the 118,435 MT produced in 1Q19; 23,190 MT of which was attributable to Buenaventura.

Cerro Verde reported a 1Q20 net loss of US$ 60.5 million compared to net income of US$ 200.2 million in 1Q19. This is primarily due to a US$ 431.4 million decrease in net sales primarily attributed to a decrease in the average realized copper price, to US$ 1.95 per pound in the first quarter of 2020 compared to US$ 3.12 per pound in the first quarter of 2019, with reduced sales volumes.

Capital expenditures at Cerro Verde were US$ 68.6 million in 1Q20.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), 1Q20 attributable contribution to net income was negative US$ 0.6 million, as compared to positive US$ 0.6 million in 1Q19.

***
Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.
Buenaventura currently operates several mines in Peru: Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache, and is developing the Tambomayo project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2019 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 10 of 25

Note on Forward-Looking Statements
This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

 This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 11 of 25

**Tables to follow**
APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of March 31, 2020)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A. **	40.10	Tantahuatay
Minera Yanacocha S.R.L. **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

 (*) Consolidated
(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 12 of 25

APPENDIX 2

1Q20

Gold Production
Mining Unit	Operating Results	Unit	1Q20	1Q19	△%
Underground
Tambomayo	Ore Milled	DMT	115,781	145,157	-20%
	Ore Grade	Oz/MT	4.69	6.14	-24%
	Recovery Rate	%	83.27	83.85	-1%
	Ounces Produced*	Oz	14,549	24,034	-39%
Orcopampa	Ore Milled	DMT	20,616	25,086	-18%
	Ore Grade	Oz/MT	12.38	7.66	62%
	Recovery Rate	%	97.59	96.11	2%
	Ounces Produced*	Oz	8,160	5,949	37%
Open Pit
La Zanja	Ounces Produced	Oz	3,297	13,616	-76%
Tantahuatay	Ounces Produced	Oz	22,493	26,273	-14%
(*) Includes ounces from retreatment of tailing dams

Silver Production
Mining Unit	Operating Results	Unit	1Q20	1Q19	△%
Underground
Tambomayo	Ore Milled	DMT	115,781	145,157	-20%
	Ore Grade	Oz/MT	4.17	4.04	3%
	Recovery Rate	%	79.78	87.87	-9%
	Ounces Produced	Oz	385,532	515,242	-25%
Uchucchacua	Ore Milled	DMT	232,344	249,347	-7%
	Ore Grade	Oz/MT	9.38	9.29	1%
	Recovery Rate	%	89.77	86.01	4%
	Ounces Produced	Oz	1,956,463	1,996,439	-2%
Julcani	Ore Milled	DMT	26,731	29,629	-10%
	Ore Grade	Oz/MT	21.29	22.95	-7%
	Recovery Rate	%	96.73	96.87	0%
	Ounces Produced	Oz	550,552	658,715	-16%
Marcapunta	Ore Milled	DMT	507,160	680,959	-26%
	Ore Grade	Oz/MT	0.70	0.70	1%
	Recovery Rate	%	66.79	52.80	26%
	Ounces Produced	Oz	238,366	250,698	-5%
Open Pit
Tajo Norte	Ore Milled	DMT	850,119	880,757	-3%
	Ore Grade	Oz/MT	0.81	0.91	-11%
	Recovery Rate	%	63.94	63.47	1%
	Ounces Produced	Oz	439,701	513,690	-14%

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 13 of 25

Zinc Production
Mining Unit	Operating Results	Unit	1Q20	1Q19	△%
Underground
Tambomayo	Ore Milled	DMT	115,781	145,157	-20%
	Ore Grade	%	1.58	2.19	-28%
	Recovery Rate	%	69.33	78.88	-12%
	MT Produced	MT	1,267	2,506	-49%
Uchucchacua	Ore Milled	DMT	232,344	249,347	-7%
	Ore Grade	%	1.63	2.48	-34%
	Recovery Rate	%	62.29	64.03	-3%
	MT Produced	MT	2,360	3,904	-40%
Open Pit
Tajo Norte	Ore Milled	DMT	850,119	880,757	-3%
	Ore Grade	%	3.43	2.21	55%
	Recovery Rate	%	51.69	53.98	-4%
	MT Produced	MT	15,058	10,467	44%

Copper Production
Mining Unit	Operating Results	Unit	1Q20	1Q19	△%
Underground
Marcapunta	Ore Milled	DMT	507,160	680,959	-26%
	Ore Grade	%	1.93	1.46	32%
	Recovery Rate	%	93.26	88.96	5%
	MT Produced	MT	9,122	8,856	3%

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 14 of 25

APPENDIX 3: Adjusted EDITDA Reconcilliation (in thousand US$)

	1Q20	1Q19
Net Income	-87,099	24,011
Add / Substract:	80,267	4,403
Depreciation and Amortization	36,641	49,744
Share in associated companies by the equity method, net	22,050	-49,512
Impairment of inventories	10,686	930
Interest expense	8,374	11,529
Provision of bonuses and compensations	4,342	4,670
Profit from discontinued operations	1,477	2,389
Loss (gain) on currency exchange difference	1,096	-22
Depreciation and Amortization in administration expenses	917	956
Provision (reversal) for contingencies	237	-1,503
Provision (credit) for income tax, net	-4,789	-13,251
Interest income	-764	-2,111
Write-off of fixed assets	-	557
Workers´ participation provision	-	27
EBITDA Buenaventura Direct Operations	-6,832	28,414
EBITDA Yanacocha (43.65%)	25,899	36,782
EBITDA Cerro Verde (19.58%) *	4,041	96,732
EBITDA Coimolache (40.01%)	7,481	5,687
Adjusted EBITDA (including Associated companies)	30,589	167,614

*Cerro Verde’s EBITDA now considers D&A related to the capitalization of the stripping.

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 15 of 25

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold
Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.
Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.
The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 16 of 25

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended March 31
	2020	2019
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	105,808	114,987
Add:
Consolidated Exploration in units in operation	6,009	11,464
Consolidated Commercial deductions	50,043	45,545
Consolidated Selling expenses	4,548	3,953
Consolidated Cost applicable to sales	166,407	175,949

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended March 31
	2020	2019
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0
Julcani, Silver	6,188	6,538
Julcani, Lead	127	282
Julcani, Copper	22	17
Orcopampa, Gold	9,206	8,420
Orcopampa, Silver	16	57
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	0
Uchucchacua, Silver	21,687	14,861
Uchucchacua, Lead	2,211	2,573
Uchucchacua, Zinc	2,267	4,962
Tambomayo, Gold	7,866	7,922
Tambomayo, Silver	1,700	2,270
Tambomayo, Zinc	317	1,201
Tambomayo, Lead	1,682	2,248
La Zanja, Gold	6,906	12,033
La Zanja, Silver	699	454
El Brocal, Gold	2,123	1,357
El Brocal, Silver	3,909	4,628
El Brocal, Lead	4,070	5,252
El Brocal, Zinc	10,744	12,733
El Brocal, Copper	22,315	24,812
Non Mining Units	1,755	2,367
Consolidated Cost of sales, excluding depreciation and amortization	105,808	114,987

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended March 31
	2020	2019
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0
Julcani, Silver	1,044	1,517
Julcani, Lead	21	65
Julcani, Copper	4	4
Orcopampa, Gold	1,030	2,521
Orcopampa, Silver	2	17
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	0
Uchucchacua, Silver	1,744	1,430
Uchucchacua, Lead	178	248
Uchucchacua, Zinc	182	477
Tambomayo, Gold	333	1,884
Tambomayo, Silver	72	540
Tambomayo, Lead	13	286
Tambomayo, Zinc	71	535
La Zanja, Gold	1	1
La Zanja, Silver	0	0
El Brocal, Gold	65	54
El Brocal, Silver	119	184
El Brocal, Lead	124	209
El Brocal, Zinc	327	506
El Brocal, Copper	678	987
Non Mining Units	0	0
Consolidated Exploration expenses in units in operation	6,009	11,464

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 17 of 25

	For the 3 months ended March 31
	2020	2019
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	-16	0
Julcani, Silver	841	771
Julcani, Lead	15	33
Julcani, Copper	4	3
Orcopampa, Gold	52	-30
Orcopampa, Silver	0	-1
Orcopampa, Copper	0	0
Uchucchacua, Gold	1	-2
Uchucchacua, Silver	7,342	4,789
Uchucchacua, Lead	646	392
Uchucchacua, Zinc	1,311	1,320
Tambomayo, Gold	567	1,591
Tambomayo, Silver	460	752
Tambomayo, Lead	174	399
Tambomayo, Zinc	766	1,557
La Zanja, Gold	8	45
La Zanja, Silver	0	1
El Brocal, Gold	1,862	1,200
El Brocal, Silver	2,827	2,381
El Brocal, Lead	2,351	1,177
El Brocal, Zinc	11,177	6,985
El Brocal, Copper	19,655	22,184
Non Mining Units	0	0
Consolidated Commercial deductions in units in operation	50,043	45,545

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended March 31
	2020	2019
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0
Julcani, Silver	94	78
Julcani, Lead	2	3
Julcani, Copper	0	0
Orcopampa, Gold	60	14
Orcopampa, Silver	0	0
Orcopampa, Copper	0	0
Uchucchacua, Gold	0	0
Uchucchacua, Silver	797	548
Uchucchacua, Lead	81	95
Uchucchacua, Zinc	83	183
Tambomayo, Gold	350	212
Tambomayo, Silver	76	61
Tambomayo, Lead	14	32
Tambomayo, Zinc	75	60
La Zanja, Gold	16	55
La Zanja, Silver	2	2
El Brocal, Gold	121	53
El Brocal, Silver	224	182
El Brocal, Lead	233	207
El Brocal, Zinc	615	501
El Brocal, Copper	1,277	976
Non Mining Units	430	690
Consolidated Selling expenses	4,548	3,953

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 18 of 25

						JULCANI
			1Q 2020						1Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	6,188	127	-	22	6,337	-	6,538	282	-	17	6,837
Add:
Exploration Expenses (US$000)	-	1,044	21	-	4	1,069	-	1,517	65	-	4	1,586
Commercial Deductions (US$000)	-16	841	15	-	4	844	-	771	33	-	3	807
Selling Expenses (US$000)	-	93.75	1.92	-	0	96	-	77.94	3.36	-	0.20	82
Cost Applicable to Sales (US$000)	-16	8,167	165	-	30	8,346	-	8,904	384	-	24	9,311
Divide:
Volume Sold	-	514,114	95	-	6	Not Applicable	-	633,567	211	-	5	Not Applicable
CAS	-	15.89	1,734	-	4,693	Not Applicable	-	14.05	1,817	-	5,273	Not Applicable

						ORCOPAMPA
			1Q 2020						1Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	9,206	16	-	-	-	9,222	8,420	57	-	-	-	8,477
Add:					-
Exploration Expenses (US$000)	1,030	2	-	-	-	1,032	2,521	17	-	-	-	2,538
Commercial Deductions (US$000)	52	0	-	-	-	52	-30	-1	-	-	-	-31
Selling Expenses (US$000)	60	0	-	-	-	60	14	0	-	-	-	15
Cost Applicable to Sales (US$000)	10,348	18	-	-	-	10,366	10,926	73	-	-	-	10,999
Divide:
Volume Sold	9,016	1,733	-	-	-	Not Applicable	4,427	2,367	-	-	-	Not Applicable
CAS	1,148	10.41	-	-	-	Not Applicable	2,468	30.68	-	-	-	Not Applicable

						UCHUCCHACUA
			1Q 2020						1Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	21,687	2,211	2,267	-	26,165	-	14,861	2,573	4,962	-	22,396
Add:
Exploration Expenses (US$000)	-	1,744	178	182	-	2,104	-	1,430	248	477	-	2,155
Commercial Deductions (US$000)	1	7,342	646	1,311	-	9,300	-2	4,789	392	1,320	-	6,499
Selling Expenses (US$000)	-	797	81	83	-	961	-	548	95	183	-	826
Cost Applicable to Sales (US$000)	1	31,570	3,116	3,843	-	38,530	-2	21,629	3,307	6,942	-	31,876
Divide:
Volume Sold	-	1,880,330	1,972	1,874	-	Not Applicable	0	1,834,669	2,456	3,402	-	Not Applicable
CAS	-	16.79	1,580	2,051	-	No Applicable	-	11.79	1,347	2,041	-	No Applicable

						TAMBOMAYO
			1Q 2020						1Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	7,866	1,700	317	1,682	-	11,565	7,922	2,270	1,201	2,247.90	-	13,641
Add:
Exploration Expenses (US$000)	333	72	13	71	-	490	1,884	540	286	535	-	3,244
Commercial Deductions (US$000)	567	460	174	766	-	1,968	1,591	752	399	1,557	-	4,298
Selling Expenses (US$000)	350	76	14	75	-	514	212	61	32	60	-	365
Cost Applicable to Sales (US$000)	9,116	2,308	518	2,594	-	14,537	11,608	3,623	1,917	4,400	-	21,548
Divide:
Volume Sold	5,286	110,661	282	992	-	Not Applicable	16,360	399,251	1,551	1,979	-	Not Applicable
CAS	1,725	20.85	1,840	2,615	-	No Applicable	710	9.07	1,236	2,223	-	No Applicable

						LA ZANJA
			1Q 2020						1Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	6,906	699	-	-	-	7,605	12,033	454	-	-	-	12,487
Add:
Exploration Expenses (US$000)	1	0	-	-	-	1	1	0	-	-	-	1
Commercial Deductions (US$000)	8	0	-	-	-	8	45	1	-	-	-	46
Selling Expenses (US$000)	16	2	-	-	-	18	55	2	-	-	-	57
Cost Applicable to Sales (US$000)	6,932	700	-	-	-	7,632	12,133	458	-	-	-	12,591
Divide:
Volume Sold	3,295	36,422	-	-	-	Not Applicable	12,621	39,686	-	-	-	Not Applicable
CAS	2,104	19.23	-	-	-	Not Applicable	961	11.54	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 19 of 25

						BROCAL
			1Q 2020						1Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,123	3,909	4,070	10,744	22,315	43,160	1,357	4,628	5,252	12,733	24,812	48,782
Add:
Exploration Expenses (US$000)	65	119	124	327	678	1,312	54	184	209	506	987	1,940
Commercial Deductions (US$000)	1,862	2,827	2,351	11,177	19,655	37,871	1,200	2,381	1,177	6,985	22,184	33,927
Selling Expenses (US$000)	121	224	233	615	1,277	2,469	53	182	207	501	976	1,919
Cost Applicable to Sales (US$000)	4,171	7,078	6,777	22,861	43,925	84,812	2,665	7,374	6,845	20,726	48,959	86,568
Divide:
Volume Sold	2,639	466,365	5,145	12,438	8,458	Not Applicable	2,178	592,139	5,159	9,387	8,313	Not Applicable
CAS	1,580	15.18	1,317	1,838	5,193	Not Applicable	1,223	12.45	1,327	2,208	5,890	Not Applicable

						NON MINING COMPANIES
			1Q 2020						1Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	1,755	-	-	-	-	-	2,367
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	430	-	-	-	-	-	690
Total (US$000)	-	-	-	-	-	2,185	-	-	-	-	-	3,057

						BUENAVENTURA CONSOLIDATED
			1Q 2020						1Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	26101.58967	34,199	6,725	14,692	22,337	105,808	29,732	28,809	9,308	19,943	24,829	114,987
Add:
Exploration Expenses (US$000)	1,429	2,981	336	580	682	6,009	4,460	3,688	807	1,518	991	11,464
Commercial Deductions (US$000)	2,473	11,470	3,186	13,254	19,659	50,043	2,803	8,692	2,001	9,863	22,186	45,545
Selling Expenses (US$000)	547	1,191	330	773	1,277	4,548	335	871	337	744	976	3,954
Cost Applicable to Sales (US$000)	30,551	49,841	10,577	29,299	43,955	166,407	37,330	42,060	12,453	32,068	48,982	175,950
Divide:
Volume Sold	20,236	3,009,626	7,495	15,304	8,465	Not Applicable	35,587	3,501,679	9,378	14,768	8,317	Not Applicable
CAS	1,510	16.56	1,411	1,914	5,193	Not Applicable	1,049	12.01	1,328	2,171	5,889	Not Applicable

						COIMOLACHE
			1Q 2020						1Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	20,642	1,799	-	-	-	22,441	17,573	627	-	-	-	18,200
Add:
Exploration Expenses (US$000)	587	51	-	-	-	638	1,264	45	-	-	-	1,309
Commercial Deductions (US$000)	179	13	-	-	-	192	83	3	-	-	-	86
Selling Expenses (US$000)	110	10	-	-	-	120	114	4	-	-	-	118
Cost Applicable to Sales (US$000)	21,517	1,873	-	-	-	23,391	19,034	679	-	-	-	19,713
Divide:
Volume Sold	23,978	198,070	-	-	-	Not Applicable	26,191	75,770	-	-	-	Not Applicable
CAS	897	9.46	-	-	-	Not Applicable	727	8.97	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 20 of 25

APPENDIX 5: ALL-IN SUSTAINING COST

Buenaventura
All-in Sustaining Cost for 1Q20

	Buenaventura1		La Zanja		Tantahuatay		Attributable 2
	1Q20		1Q20		1Q20		1Q20
Au Ounces Sold BVN		14,301
Au Ounces bought from La Zanja
Au Ounces Sold Net		14,301		3,295		23,978		25,664

	1Q20		1Q20		1Q20		1Q20
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	59,777	4,180	7,555	2,293	22,441	695	72,783	2,836
Exploration in Operating Units	4,696	328	0	0	638	50	4,952	193
Royalties	1,136	79	0	0	0	0	1,136	44
Comercial Deductions3	12,163	850	8	2	192	3	12,244	477
Selling Expenses	1,784	125	18	5	120	5	1,842	72
Administrative Expenses	11,972	837	592	180	1,091	46	12,724	496
Other, net	-2,611	-183	66	20	438	8	-2,400	-94
Sustaining Capex4	2,808	196	124	38	678	153	3,146	123

By-product Credit	-52,119	-3,644	-554	-168	-3,376	-47	-1,648	-64

All-in Sustaining Cost	39,606	2,769	7,809	2,370	22,222	927	52,659	2,052

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 21 of 25

Buenaventura
All-in Sustaining Cost for 1Q19

	Buenaventura1		La Zanja		Tantahuatay		Attributable 2
	1Q19		1Q19		1Q19		1Q19
Au Ounces Sold BVN		20,788
Au Ounces bought from La Zanja
Au Ounces Sold Net		20,788		12,621		26,191		37,986

	1Q19		1Q19		1Q19		1Q19
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	57,454	2,764	12,932	1,025	18,200	695	71,613	1,885
Exploration in Operating Units	9,523	458	1	0	1,309	50	10,048	265
Royalties	440	21		0		0	440	12
Comercial Deductions3	11,627	559	47	4	86	3	11,686	308
Selling Expenses	1,419	68	57	5	118	5	1,497	39
Administrative Expenses	11,999	577	809	64	1,204	46	12,911	340
Other, net	8,386	403	648	51	218	8	8,817	232
Sustaining Capex4	2,580	124	66	5	4,011	153	4,223	111

By-product Credit	-67,915	-3,267	-630	-50	-1,225	-47	-826	-22

All-in Sustaining Cost	35,512	1,708	13,929	1,104	23,921	913	52,495	1,382

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 22 of 25

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Financial Position
As of March 31, 2020 and December 31, 2019
	2020	2019
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	221,588	210,046
Trade and other accounts receivable, net	168,664	287,712
Inventory, net	115,085	97,973
Income tax credit	31,007	31,919
Prepaid expenses	17,610	20,969
Hedge derivative financial instruments	-	-
	553,954	648,619

Non-current assets
Trade and other receivables, net	86,384	88,515
Inventories, net	439	394
Income tax credit	-	-
Investments in associates and joint venture	1,478,303	1,488,247
Mining concessions, development costs, right-of-use, property, plant and equipment, net	1,712,897	1,754,372
Investment properties, net	200	204
Deferred income tax asset, net	80,006	74,556
Prepaid expenses	25,470	25,692
Other assets, net	26,975	26,675
	3,410,674	3,458,655

Total assets	3,964,628	4,107,274

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	55,000	55,000
Trade and other payables	134,223	166,244
Provisions, contingent liabilities and other liabilities	68,987	72,771
Income tax payable	5,306	5,650
Financial obligations	260,789	265,692
	524,305	565,357

Non-current liabilities
Trade and other payables	616	616
Provisions, contingent liabilities and other liabilities	217,417	221,736
Financial obligations	299,680	305,996
Contingent consideration liability	16,410	16,410
Deferred income tax liabilities, net	27,635	28,959
	561,758	573,717

Total liabilities	1,086,063	1,139,074

Shareholders’ equity, net
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,168	163,168
Other reserves	269	269
Retained earnings	1,564,663	1,639,658
Other reserves of equity	(2,567)	(1,311)
Shareholders’ equity, net attributable to owners of the parent	2,695,271	2,771,522
Non-controlling interest	183,294	196,678
Total shareholders’ equity, net	2,878,565	2,968,200

Total liabilities and shareholders’ equity, net	3,964,628	4,107,274

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 23 of 25

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Income
For the three month periods ended March 31, 2020 and 2019

	For the three month period ended March, 31
	2020	2019
Continuing operations	US$(000)	US$(000)
Operating income
Net sales of goods	105,719	177,131
Net sales of services	3,057	3,471
Royalty income	5,726	5,460
Total operating income	114,502	186,062

Operating costs
Cost of sales of goods, without considering depreciation and amortization	(104,957)	(112,952)
Cost of sales of services, without considering depreciation and amortization	(851)	(1,345)
Depreciation and amortization	(36,641)	(49,744)
Exploration in operating units	(6,009)	(11,464)
Mining royalties	(2,359)	(2,093)
Total operating costs	(150,817)	(177,598)

Gross profit (loss)	(36,315)	8,464

Operating expenses, net
Administrative expenses	(18,121)	(19,417)
Selling expenses	(4,548)	(3,953)
Exploration in non-operating areas	(1,757)	(3,410)
Impairment recovery (loss) of long-lived assets
Reversal (provision) for contingencies and others	(237)	1,503
Other, net	1,323	(10,154)
Adjustment of component of stripping cost
Total operating expenses, net	(23,340)	(35,431)

Operating loss	(59,655)	(26,967)

Other income (expense), net
Share in the results of associates and joint venture	(22,050)	49,512
Financial costs	(8,374)	(11,529)
Net gain (loss) from currency exchange difference	(1,096)	22
Financial income	764	2111
Total other income (expense), net	(30,756)	40,116

Profit (loss) before income tax	(90,411)	13,149

Current income tax	(1,985)	(1,996)
Deferred income tax	6,774	15,247

Profit (loss) from continuing operations	(85,622)	26,400

Discontinued operations
Net loss from discontinued operations attributable to equity holders of the parent	(1,477)	(2,389)
Net profit (loss)	(87,099)	24,011

Attributable to:
Equity holders of the parent	(74,995)	27,265
Non-controlling interest	(12,104)	(3,254)
	(87,099)	24,011

Basic and diluted profit (loss) per share attributable to
equity holders of the parent, stated in U.S. dollars	(0.30)	0.11

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 24 of 25

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the three month periods ended March 31, 2020 and 2019

	For the three month period ended June, 30
	2020	2019
	US$(000)	US$(000)

Operating activities
Proceeds from sales	207,955	182,772
Royalty received	5,726	5,460
Value Added Tax recovered	4,342	9,382
Proceeds from dividends	-	937
Interest received	1,160	523
Proceeds from insurance claim	-	-
Payments to suppliers and third-parties	(145,774)	(174,125)
Payments to employees	(34,412)	(41,610)
Payments for tax litigation	-	-
Payments of interest	(6,293)	(6,525)
Payment of income taxes	(6,071)	(5,725)
Payments of mining royalties	(1,136)	(441)

Net cash and cash equivalents provided by (used in) operating activities	25,497	(29,352)

Investing activities
Proceeds from sales of mining concessions, property, plant and equipment	21,037	147
Purchase of shares	(13,453)	-
Acquisitions of mining concessions, development costs, property, plant and equipment	(10,046)	(8,516)
Payments to other assets	(691)	(442)

Net cash and cash equivalents used in investing activities	(3,153)	(8,811)

Financing activities
Proceeds of bank loans	5,000	5,000
Payments of bank loans	(5,000)	(45,000)
Proceeds from financial obligations	-	-
Payments of financial obligations	(9,688)	(10,347)
Short-term lease payments	-	-
Dividends paid to controlling interest	-	-
Dividends paid to non-controlling interest	(1,280)	(1,600)
Decrease of restricted bank accounts	166	304

Net cash and cash equivalents used in financing activities	(10,802)	(51,643)

Net increase (decrease) in cash and cash equivalents during the period	11,542	(89,806)
Cash and cash equivalents at the beginning of the period	210,046	369,200

Cash and cash equivalents at period-end	221,588	279,394

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 25 of 25

	For the three month period ended June, 30
	2020	2019
	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit (loss)	(87,099)	24,011

Plus (less):
Depreciation and amortization	36,641	49,744
Net share in results of associates	22,050	(49,512)
Reversal for impairment loss of inventories	10,686	929
Bonus provision - executives & employes	4,342	4,670
Net loss (gain) from currency exchange difference	1,096	(22)
Deferred income tax expense (income)	(6,774)	(15,247)
Provision for estimated fair value of sales	18,944	(6,033)
Income attributable to non-controlling interest	12,104	3,254
Accretion expense of provision for closure of mining units and exploration projects	1,593	3,664
Recovery (expense) for provision for contingencies	237	(1,503)
Fair Value of accounts receivable - no fixed prices	(12,969)	2,715
Fair Value of accounts receivable - fixed prices
Hedge derivative instruments	-	(2,487)
Provision for impairment of long-lived assets	-	-
Write-off of fixed assets	-	-
Other net	(17,575)	7,309

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	99,261	(13,641)
Inventories	(27,843)	(1,805)
Income tax credit	912	3,528
Prepaid expenses	3,581	(653)
Increase (decrease) in operating liabilities -
Trade and other accounts payable	(32,021)	(24,386)
Provisions, contingent liabilities and other liabilities	(14,002)	(12,032)
Income tax payable	(344)	(77)

Proceeds from dividends	-	937

Net cash and cash equivalents provided by operating activities	12,820	(26,637)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date: May 18, 2020